Exhibit X

Consent of Independent Auditors

The Board of Directors

Nordic Investment Bank

We consent to the incorporation by reference in the registration statement (No. 333-250159) on Schedule B of Nordic Investment Bank of our report dated 13 August 2026, with respect to the statement of financial position of Nordic Investment Bank as of 30 June 2026 and the related statement of comprehensive income, statement of changes in equity and cash flow statement for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes to the interim financial statements, which report appears in this Amendment No. 2 to the 31 December 2025 Annual Report on Form 18-K/A.

/s/ Jukka Paunonen	/s/ Peter Sott

Jukka Paunonen	Peter Sott

Authorized Public Accountant (KHT)	Authorized Public Accountant

PricewaterhouseCoopers Oy	Öhrlings PricewaterhouseCoopers AB

Itämerentori 2	Torsgatan 21
FI-00101 Helsinki, Finland	SE-113 97 Stockholm, Sweden

14 August 2026